UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Q32 Bio Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

746964105
(CUSIP Number)

March 25, 2024
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Bristol-Myers Squibb Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
759,145

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
759,145

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
759,145

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.23%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Calculated based upon 12,180,701 shares of common stock, par value $0.0001 per share, outstanding as of November 1, 2024, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

Item 1(a).	Name of Issuer

Q32 Bio Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

830 Winter Street
Waltham, MA 02451

Item 2(a).	Names of Persons Filing

This statement is filed by the Bristol-Myers Squibb Company, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence

Route 206 & Province Line Road
Princeton, NJ 08543

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

746964105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:
See response to Item 9 on the cover page.

(b)	Percent of Class:
See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:
See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:
See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:
See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:
See response to Item 8 on the cover page.

The filing of this Statement shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

Bristol-Myers Squibb Company

	By:	/s/ Amy Fallone
Name: Amy Fallone
Title: Corporate Secretary